

April 21, 2023

Lim Chwee Poh
Chief Executive Officer
JBDI Holdings Limited
34 Gul Crescent
Singapore 629538

>   **Re: JBDI Holdings Limited**
>   **Amendment No. 2 to Draft Registration Statement on Form F-1**
>   **Submitted April 10, 2023**
>   **CIK No. 0001964314**

Dear Lim Chwee Poh:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted April 10, 2023

Business
Our Services
Wastewater treatment services, page 69

1.   We note your response to comment 1. Please clarify whether you own or lease the wastewater treatment plant, and revise the real property section on page 73 accordingly. Also, file the lease agreement as an exhibit to this registration statement.

Related Party Transactions, page 106

2.   We note your response to comment 2. Please revise to identify the related party associated with the $15,000 for accounting services charges.

       You may contact Dale Welcome at (202) 551-3865 or Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Manufacturing

cc: Henry F. Schlueter, Esq.